Exhibit 99.1

Cresco Labs Announces Fourth Quarter & Full Year 2022 Results

Annual revenues grew 3% year-over-year and maintained leadership in branded product sales

Company laser-focused on profitable core to further strengthen balance sheet

March 16, 2023 07:30 AM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the No. 1 producer of branded cannabis products in the industry, today released its financial results for the quarter and year ended December 31, 2022. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and in U.S. dollars, unless as otherwise indicated.

Fiscal Year 2022 Financial Highlights

•	Record revenue of $843 million, an increase of 3% year-over-year; excluding California distribution operations exited in 2021, adjusted revenues grew 6% year-over-year.

•	Record branded unit volume of 61 million, up 37% year-over-year[2].

•	Record retail transactions of 4.6 million, up 15% year-over-year.

•	Adjusted gross profit[1] of $418 million, or 50% of revenue.

•	Adjusted EBITDA[1] of $174 million, or 21% of revenue.

•	Net loss of $215 million for the full year included $141 million of one-time impairment charges.

•	Generated positive operating cash flow of $19 million for the full year and ended the year with $122 million of cash, cash equivalents and restricted cash.

•

Retained the #1 market share position in Illinois and Pennsylvania and achieved #1 share in Massachusetts. The Company had the #1 best-selling branded portfolio of cannabis products in the industry, the #1 portfolio of branded flower and branded concentrates, and the #3 portfolio of branded vapes[2].

Fourth Quarter 2022 Financial Highlights

•	Fourth quarter revenue of $200 million, down 8% year-over-year.

•	Branded unit volume of 17 million, up 24% year-over-year[2].

•	Retail transactions of 1.2 million, up 4% year-over-over.

•	Growth from increased unit sales and retail transactions was offset by price compression across the industry.

•	Adjusted gross profit[1] of $90 million, or 45% of revenue.

•	Fourth quarter adjusted EBITDA[1] of $31 million, or 15% of revenue.

•

Adjusted gross profit margin and adjusted EBITDA margin were impacted by approximately $10 million of non-cash, non-recurring items, including charges related to revaluation of inventories to the net realizable value, causing an approximate 500 bps drag on margins in the quarter. Normalized for these adjustments, adjusted gross margin would have been 50% and adjusted EBITDA margin would have been 20%.

•	Fourth quarter net loss of $180 million included $141 million of impairment charges.

•	Generated positive operating cash flow of $4 million.

Management Commentary

“I want to congratulate the Cresco Labs team on how well they tackled the challenges of 2022. Despite the headwinds, the Cresco team generated a record $843 million of sales, a record 61 million branded units sold (+37% year-over-year), and a record 4.6 million retail transactions (+15% year-over-year). Our relentless focus on providing the highest perceived value to the consumer led Cresco Labs to have the number one most sold branded product portfolio in the U.S. for the second straight year. Cannabis made progress on its path to becoming one of the largest consumer product categories in the country. The limited legal cannabis industry reached over $25 billion2 in revenue and produced almost $4 billion in state tax revenue. The current estimated regulated-plus-illicit cannabis market in the U.S. is nearly the size of the U.S. beer industry. From our front-line position, we were disappointed that federal reform did not pass late last year, but last year’s efforts have led to strong momentum for change with the new Congress. None of the challenges of 2022 change the long-term thesis and opportunity that is cannabis,” said Charles Bachtell, CEO and Co-founder of Cresco Labs.

“As we look toward the months ahead, we don’t expect the operating environment to get any easier, but our priorities are clear. We’re laser-focused on our profitable Core—core capabilities, core products, and core brands. What you can expect from us is continued leadership in branded cannabis, rationalization and optimization of our footprint, expansion in the reach and efficiencies of our retail business, generation of more free cash flow, and the strengthening of our balance sheet, while we continue to lead on federal reform,” added Bachtell.

Balance Sheet, Liquidity and Other Financial Information

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As of December 31, 2022, current assets were $327 million, including cash, cash equivalents and restricted cash of $122 million. The Company had working capital of $46 million and senior secured term loan debt, net of discount and issuance costs, of $381 million.

•	Total shares on a fully converted basis were 437,468,399 as of December 31, 2022.

•	During the fourth quarter, the Company took an impairment charge totaling $141 million, primarily related to its plan to exit certain California operations.

Social Equity and Education Development Program

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In the fourth quarter, the Illinois Cannabis Education Center (“ICEC”) continued programming in partnership with local colleges, community, and business organizations. At the close of the fourth quarter, eight colleges and eight entrepreneurship training organizations have continued to utilize the space and have served over 500 individuals and 50 ancillary cannabis businesses. Through the ICEC, students, entrepreneurs, and working individuals receive hands-on training focused on compliance, security, technology, and daily operations in a dispensary to understand all aspects of cannabis retail.

•	Throughout 2022, SEED hosted more than 25 workshops and educational seminars which have served over 2,500 attendees nationwide.

•	The Company provided more than 1,000 hours of one-on-one pro bono business consulting to social equity licensees and ancillary business owners.

Capital Markets and M&A Activity

•	The Company and Columbia Care mutually agreed to extend the outside date to complete their previously announced transaction to June 30, 2023.

•	The regulatory approval process is on-going, and the Company is working toward final agreements to sell the remaining assets required to be divested.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Thursday, March 16, 2023, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free), 1-404-975-4839 (US Local), or +1 929-526-1599 (Other) providing access code 759131. Archived access to the webcast will be available for one year on Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the three months and year ended December 31, 2022. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for the three months and year ended December 31, 2022. These preliminary results for the three months and year ended December 31, 2022, are provided prior to completion of all internal reviews and external audit procedures and are therefore subject to adjustment until the filing of the Company’s audited consolidated financial statements, which the Company expects to file on SEDAR during the week of March 20, 2023. The audit of the consolidated financial statements for the year ended December 31, 2022, is currently in process. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®, Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Facebook: Cresco Labs

Twitter: Cresco Labs

LinkedIn: Cresco Labs

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, expected to be filed during the week of March 20, 2023, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

[1]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
[2]	According to BDSA

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations

For the Three Months Ended December 31, 2022, September 30, 2022, and December 31, 2021

and

Years Ended December 31, 2022 and December 31, 2021

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues, net	$199,580	$210,484	$217,787	$842,681	$821,682
Cost of goods sold	110,970	111,372	107,765	434,762	415,335

Gross profit	88,610	99,112	110,022	407,919	406,347
Gross profit %	44.4%	47.1%	50.5%	48.4%	49.5%
Operating expenses:
Selling, general and administrative	80,193	76,200	70,540	310,353	271,214
Share-based compensation	4,319	2,256	4,496	19,664	24,988
Depreciation and amortization	6,016	4,416	4,484	20,636	21,602
Impairment loss	140,655	—	14,945	140,655	305,894

Total operating expenses	231,183	82,872	94,465	491,308	623,698

(Loss) income from operations	(142,573)	16,240	15,557	(83,389)	(217,351)

Other expense, net:
Interest expense, net	(15,904)	(15,554)	(14,851)	(57,837)	(51,211)
Other income, net	2,521	14,797	10,911	15,227	13,031
Loss from equity method investments	—	—	—	—	(1,196)

Total other expense, net	(13,383)	(757)	(3,940)	(42,610)	(39,376)

(Loss) income before income taxes	(155,956)	15,483	11,617	(125,999)	(256,727)
Income tax expense	(23,920)	(18,732)	(23,528)	(89,097)	(40,107)

Net loss[1]	$(179,876)	$(3,249)	$(11,911)	$(215,096)	$(296,834)

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Summarized Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

($ in thousands)	December 31, 2022	December 31, 2021
Cash, cash equivalents and restricted cash	$121,510	$226,102
Other current assets	205,442	195,653
Property and equipment, net	379,722	369,092
Intangible assets, net	407,590	437,644
Goodwill	330,555	446,767
Other non-current assets	139,778	105,205

Total assets	$1,584,597	$1,780,463

Total current liabilities	281,025	288,394
Total long-term liabilities	715,143	694,333
Total shareholders’ equity	588,429	797,736

Total liabilities and shareholders’ equity	$1,584,597	$1,780,463

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended December 31, 2022, September 30, 2022, and December 31, 2021

and

Years Ended December 31, 2022 and December 31, 2021

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss[1]	$(179,876)	$(3,249)	$(11,911)	$(215,096)	$(296,834)
Depreciation and amortization	14,462	13,395	8,197	51,930	38,640
Interest expense, net	15,904	15,554	14,851	57,837	51,211
Income tax expense	23,920	18,732	23,528	89,097	40,107

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (Non-GAAP)	$(125,590)	$44,432	$34,665	$(16,232)	$(166,876)

Other income, net	(2,521)	(14,797)	(10,911)	(15,227)	(13,031)
Loss from equity method investments	—	—	—	—	1,196
Fair value mark-up for acquired inventory	—	21	8,407	5,466	23,441
Adjustments for acquisition and other non-core costs	12,714	9,093	4,954	35,732	15,803
Impairment loss	140,655	—	14,945	140,655	305,894
Share-based compensation	5,271	2,995	4,933	23,221	27,536

Adjusted EBITDA (Non-GAAP)	$30,529	$41,744	$56,993	$173,615	$193,963

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended December 31, 2022, September 30, 2022, and December 31, 2021

and

Years Ended December 31, 2022 and December 31, 2021

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss[1]	$(179,876)	$(3,249)	$(11,911)	$(215,096)	$(296,834)
Depreciation and amortization	14,462	13,395	8,197	51,930	38,640
Interest expense, net	15,904	15,554	14,851	57,837	51,211
Income tax expense	23,920	18,732	23,528	89,097	40,107

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (Non-GAAP)	$(125,590)	$44,432	$34,665	$(16,232)	$(166,876)

Other income, net	(2,521)	(14,797)	(10,911)	(15,227)	(13,031)
Loss from equity method investments	—	—	—	—	1,196
Fair value mark-up for acquired inventory	—	21	8,407	5,466	23,441
Adjustments for acquisition and other non-core costs	12,714	9,093	4,954	35,732	15,803
Impairment loss	140,655	—	14,945	140,655	305,894
Share-based compensation	5,271	2,995	4,933	23,221	27,536

Adjusted EBITDA (Non-GAAP)	$30,529	$41,744	$56,993	$173,615	$193,963

[1]	Net loss includes amounts attributable to non-controlling interests.